Motilal Oswal Securities International Private Limited

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Confidential Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

March 31, 2022

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Motilal Oswal Securities Int'l Private Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Motilal Oswal Towers,Gokhale & Sayani Road
(No. and Street)

Mumbai	India	400-025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO. LLP (CHARTERED ACCOUNTANTS)
(Name – *if individual, state last, first, middle name*)

A-94/8 Wazirpur Industrial Area	Main Ring Rd. New Delhi	India	11052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HIMANSHU P. VARIA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MOTILAL OSWAL SECURITIES INTL, as of MARCH 31, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title: CHIEF COMPLIANCE OFFICER

Notary Public


NOTARY
R. P. DOOA
PAREL MUMBAI
MAHARASHTRA
Regn No 10497
GOVT. OF INDIA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


R. P. DOOA
Reg. No. 10497
MUMBAI
EXPIRY
NOTARIAL
NOTARY GOVERNMENT OF INDIA


DOOA
Reg. No. 10497
MUMBAI
EXPIRY
Dt. 03/11/2023
NOTARY GOVERNMENT OF INDIA


R. P. DOOA
Reg. No. 10497
MUMBAI
EXPIRY
Dt. 03/11/2023
NOTARY GOVERNMENT OF INDIA

Attested by me

20/5/22

RAKESH P. DOOA
B. Com., LL.B.
Advocate High Court,
Notary Government Of India
8, Kondaji Bldg. No. 3
Behind Tata Hospital, Parel,
MUMBAI - 400012.

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2022

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations and Comprehensive Loss

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934:

Schedule I-Computation of Net Capital Pursuant under Rule 15c3-1 of the Securities and Exchange Commission

Schedule II-Reconciliation Pursuant to Rule 17a-5(d) (4) of the Securities and Exchange Commission

Schedule III-Information Relating to the Computation for Determination of Requirements Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3.

Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report

Rule 15c3-3 Exemption Report

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web.: www.ajsh.in
E-mail: info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Motilal Oswal Securities International Private Limited

Opinion on the Financial Statements

We have audited the accompanying financial statements of the Motilal Oswal Securities International Private Limited (the "Company ") as of March 31, 2022 and the related statements of operations and comprehensive income, changes in member's equity and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year the ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I Computation of Net Capital pursuant to Uniform Net Capital Rule 1sc3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
June 29, 2022

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

Assets		
Current Assets		
Cash and Cash Equivalents	$	622,159
Accounts Receivable		143,349
Refund Receivable		27,301
Total Current Assets	**$**	**792,809**
Other Current Assets		
Prepaid expenses and Other assets	$	4,299
Total Other Current Assets	**$**	**4,299**
Non Current Assets		
Deferred Taxes	$	4,681
Fixed Asset		32
Total Non Current Assets	**$**	**4,713**
Total Assets	$	801,821
Liabilities and Stockholder's Equity		
Accounts Payable	$	7,847
Provisions		118,402
Tax Liabilities		5,318
Total Liabilities	**$**	**131,567**
Stockholder's Equity		
Common Stock, $0.2028 par value 10,000,000 authorized, 4,569,200 shares issued and outstanding		926,944
Accumulated Deficit		26,202
Accumulated Other Comprehensive Loss		(282,892)
Total Stockholder's Equity		670,254
Total Liabilities and Stockholder's Equity	$	801,821

The accompanying notes are an integral part of this financial statement.

Motilal Oswal Securities International Private Limited
STATEMENT OF OPERATIONS and COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2022

Revenue		
Advisory Fees from Related Party		$ 293,811
Interest Income		390
Total Revenue		$ 294,201
Operating Expenses		
Salary and Employee Benefits		148,693
Professional Services		80,518
Occupancy and Equipment		9,466
Regulatory Fees		7,335
Other General Administrative		9,476
Total Operating Expenses		255,488
Net Income from Operations before Other Comprehensive Income and Income Tax		38,713
Income Tax Expense		
Current tax	8,860	
Deferred tax	(2,305)	
Prior period tax adjustments	(923)	
		5,632
Net Income after Income Tax Expense		33,081
Other Comprehensive Income(Loss)		
Acturial Gain on post retirement benefit plan (Net of Tax)		4,238
Foreign Currency Translation Adjustment		(19,525)
Comprehensive Income		$ 17,794

The accompanying notes are an integral part of this financial statement.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2022

	Common Stock			Accumulated Deficit		Accumulated Other Comprehensive -Loss		Total Stockholder's Equity
	Shares		Amount					
Balance - March 31, 2021	4,569,200	$	926,944	$ (6,879)	$	(267,605)	$	652,460
Net Income				33,081			$	33,081
Actuary Gain (Net of Tax)						4,238	$	4,238
Foreign Currency Translation						(19,525)	$	(19,525)
Balance - March 31, 2022	4,569,200	$	926,944	$ 26,202	$	(282,892)	$	670,254

The accompanying notes are an integral part of these financial statements

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2022

Cash Flows from Operating Activities				
Net Income	$	33,081		
Acturial Gain (Net of tax)		4,238		
Adjustments to reconcile net income to net cash used in operating activities:				
(Increases) Decreases in operating assets and liabilities:				
Decrease In AR		(139,424)		
Decrease In Prepaid MAT Entitlement		13,389		
Deferred Taxes Receivable		(1,265)		
Increase in Prepaid		3,062		
Decrease in Loans and advances		6,357		
Increase in Refund Receivable		(27,301)		
Decrease In accrued exp		(8,202)		
Increase in Trade payables		7,847		
Increase in Provisions		118,403		
Increase in tax liabilities		5,318		
Net Cash Provided in Operating Activities			$	15,503
Cash Flows from Investing Activities				
Cash Flows from Financing Activities				
Effect of exchange rate changes on cash and cash equivalents				(19,525)
Net Increase in Cash and Cash Equivalents				(4,022)
Cash and Cash Equivalents - Beginning of period				626,181
Cash and Cash Equivalents - End of period			$	622,159

Supplemental Cash Flow Information:

Cash paid for :		
Income Taxes	$	-0-
Interest	$	-0-

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is not required to file taxes within the U.S. tax jurisdiction. The Company had no uncertain tax positions at March 31, 2022, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in India subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S.dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss for the year ended March 31, 2021. Conversion of INR to USD is based on the Foreign Exchange rates provided by oanda.com, a market maker of FX rates.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. This ASU would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update

("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" related to leases in increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The standard became effective for the Company on January 1, 2019. The standard has a material impact on our balance sheet, but did not have a material impact on our income statement of cash flows. The Company adopted ASC 842 on a modified retrospective approach at the effective date. In addition, the Company elected the package of

practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

All other recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(k) Disclosure regarding "Risk and Uncertainties" due to COVID

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

NOTE 3 – PREPAID EXPENSES.

The Company has Prepaid Expenses of $4,299 as of March 31, 2022. It consists of vendor prepayments towards FINRA CRD.

NOTE 4 – LOANS AND ADVANCES-RELATED PARTY

These loans to a Related Party currently represents taxes deducted and paid and subject to reconciliation at year-end due from the Parent Company for future offsetting operational matters, hence there are no specific repayment terms, hence due on demand.

NOTE 5 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2022, the Company had net capital of $366,359 which was $116,359 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $293,811 in the form of Advisory Fees for the year ended March 31, 2022.

The Company paid rent to the Parent of $9,466 and Business Support Fees of $2,367 during the period ended March 31, 2022.

The Company is owed $143,349 at March 31, 2022 from The Parent related to earned revenue.

NOTE 7 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2022:

Current expense	$8,860
Deferred expense	(2,305)
Prior period tax adjustment	(923)
Provision (benefit) for income taxes	$5,632

The Company's total deferred tax assets and liabilities at March 31, 2022 are as follows:

Deferred tax assets	$4,681
Valuation allowance	----
	$4,681
Deferred tax liabilities	----
Net deferred income tax asset	$4,681

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset.

NOTE 8- PROPERTY PLANT AND EQUIPMENT

The Company writes off assets over a 3-to-5-year period. For the year ended March 31, 2022, the Company expensed $0.

NOTE 9– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2022 there are 4,569,200 shares issued and outstanding.

NOTE 10– SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through May 31, 2022. The Company accrued $109,905 of payroll bonus at March 31st, 2022. In April, 2022, The Company paid out $63,560. The remaining balance of $46,345 is subject to management discretion.

Supplemental Information

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2022

Net Capital			
Total Shareholders' Equity		$	670,254
Deductions and Charges			
Non-allowable assets:			
Fixed Asset	32		
Due from Parent	143,349		
Loan & Advances	27,301		
Prepaid Expenses and Other Assets	4,300		
Deferred Taxes Receivable	4,681		
Total non-allowable assets			179,663
Net Capital before Haircut on Securities Owned (Tentative Net Capital)			490,591
Haircuts on Securities			
Foreign currency position	124,232		
Total Haircuts on Securities Owned			124,232
Net Capital			366,359
Computation of Alternative Net Capital Requirement			
Net Capital Requirement			250,000
Net Capital in Excess of Requirement		$	116,359
Net Capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement		$	66,359

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

March 31, 2022

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of March 31, 2022

Net Capital as reported in Company's Part II (unaudited) Focus report	$ 366,359
Net capital computation contained herein	$ 366,359

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

INFORMATION RELATING TO COMPUTATION FOR DETERMINATION OF REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2022

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web.: www.ajsh.in
E-mail: info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Motilal Oswal Securities International Private Limited

We have reviewed management's statements, included in the accompanying Motilal Oswal Securities International Private Limited Exemption Report, in which (1) Motilal Oswal Securities International Private Limited identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company did Claim an exemption from 17 C.F.R. $240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal Year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



AJSH & Co LLP

New Delhi, India
June 29, 2022



MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2022

In accordance with the Finra membership agreement applicable to the Company, it is designated to operate undei the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c: has been throughout the year ended March 31, 2022 without exception.



Himanshu P. Varia
CCO